SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549


                                    FORM 11-K

                                  ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

BIRMINGHAM STEEL CORPORATION 401(k) PLAN
                            (Full Title of the Plan)

BIRMINGHAM STEEL CORPORATION
1000 URBAN CENTER DRIVE SUITE 300
BIRMINGHAM, AL  35242
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)






Birmingham Steel Corporation
401(k) Plan

Financial Statements
and Supplemental Schedules

Years ended December 31, 1995 and 1994
with Report of Independent Auditors


- -----------------------------------------------------

                         Report of Independent Auditors

The Employee Benefits Committee
Birmingham Steel Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Birmingham Steel Corporation 401(k) Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1995 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 basic financial statements taken as a whole.



May 17, 1996

                    Birmingham Steel Corporation 401(k) Plan

                 Statements of Net Assets Available for Benefits




                                                   December 31
                                                1995            1994
                                           ------------    ------------

Assets
Investments                                $ 37,826,468    $ 23,868,507

Receivables:
Employer contributions                          986,361       2,429,811
Employee contributions                          454,599         626,888
Employee loans                                2,924,907       2,046,534
Accrued interest                                  7,596           3,568
                                           ------------    ------------
                                              4,373,463       5,106,801

Cash and cash equivalents                        11,306           1,659
                                           ------------    ------------
                                             42,211,257      28,976,967
Liabilities
Benefit claims payable                          (73,007)              -
                                           ------------    ------------
Net assets available for benefits          $ 42,138,230    $ 28,976,967
                                           ============    ============

See accompanying notes.





                    Birmingham Steel Corporation 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits




                                                   Year ended December 31
                                                    1995            1994
                                                ------------    ------------
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair
value of investments                            $  1,092,051   $ (1,561,304)
Interest                                           2,332,877      1,397,196
Dividends                                             89,431         45,364
                                                ------------    ------------
                                                   3,514,359       (118,744)

Contributions:
Employer                                           3,087,805      2,429,811
Employee                                           5,204,219      3,433,974
                                                ------------   ------------
                                                   8,292,024      5,863,785
Transfer of assets from related plan               6,363,232              -
                                                ------------   ------------
                                                  18,169,615      5,745,041
Deduction from net assets attributed to:
Payments to participants                          (5,008,352)    (1,639,253)
                                                ------------   ------------
Net increase                                      13,161,263      4,105,788

Net assets available for benefits:
Beginning of year                                 28,976,967     24,871,179
                                                ------------   ------------
End of year                                     $ 42,138,230   $ 28,976,967
                                                ============   ============

See accompanying notes.

1. Description of the Plan

General

The Birmingham Steel Corporation 401(k) Plan (formerly the Birmingham Steel Corporation Non-Union Employees' 401(k) Plan) (the "Plan"), is a defined contribution plan established effective as of August 15, 1984. Effective January 1, 1995, the American Steel and Wire Corporation Savings and Retirement Plan was merged into the Plan. In connection with the merger, the Plan was restated to allow participation by qualifying employees of American Steel and Wire. Net assets of $6,363,232 were transferred into the Plan as a result of the merger. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

Participation

The Plan covers substantially all employees of Birmingham Steel Corporation and its affiliated companies (collectively, the Company). During 1994, employees could begin Plan participation at the earlier of the January 1 or July 1 following employment. Effective January 1, 1995, employees may begin participation in the Plan at the earlier of the January 1, April 1, July 1, or October 1 following employment.

Company Contributions

Company contributions to the Plan are accrued in the period in which they become obligations of the Company. In 1995 and 1994, the Company contributed to each participant's account an amount equal to the sum of (a) 5% of each participant's compensation up to $10,000; plus (b) the lesser of: (i) the amount of each active participant's employee contributions, or (ii) 3% of each participant's eligible compensation. The Company may, from time to time, change the method of determining its contribution.

Employee Contributions

During 1994, participants could make employee contributions to the Plan by electing to reduce their gross pay in an amount which is not less than one percent or more than ten percent of annual compensation, subject to certain limitations. Effective January 1, 1995, participants may make employee contributions to the Plan by electing to reduce their gross pay in an amount which is not less than one percent or more than fifteen percent of annual compensation, subject to certain limitations.

Participant Accounts

The Plan provides for the establishment of an employee account and an employer account for each participating employee. Each participant's account is credited with the participant's contributions and an allocation of the Company's contribution and plan earnings. Generally, employer contributions are allocated to participants' accounts at the time of payment, rather than at the time such contributions are recorded in the Plan's financial statements. Allocations of employer contributions are based on eligible annual compensation as defined in the Plan agreement. Benefit payments to participants are based upon vested balances in the employee and employer accounts at the date of benefit determination.

Vesting

Participants are immediately vested in their employee account including allocated earnings thereon. Vesting in their employer account is based on years of continuous service. Service for vesting begins with the participant's employment date, but not prior to July 1, 1980. During 1994, participants are fully vested at the earlier of death, disability, reaching normal retirement age or in accordance with the following schedule:


Years of                                                            Vested
Service                                                            Interest
- ---------------------------------------------------------------------------

Less than 3                                                            0%
      3                                                               20%
      4                                                               40%
      5                                                               60%
      6                                                               80%
7 or more                                                            100%


Effective January 1, 1995 on a retroactive basis, participants become fully vested at the earlier of death, disability, reaching normal retirement age or in accordance with the following schedule:

Years of                                                            Vested
Service                                                            Interest
- ---------------------------------------------------------------------------
Less than 1                                                            0%
      1                                                               20%
      2                                                               40%
      3                                                               60%
      4                                                               80%
5 or more                                                            100%


Forfeitures

Forfeitures of participants' non-vested interest in Company contributions, and allocated earnings thereon, may be used to offset the annual Company contributions to the Plan. There were no forfeitures used to reduce the Company's contribution in 1994. Forfeitures of approximately $150,000 were used to offset Company contributions in 1995.

Payment of Benefits

Upon termination of service, participants may receive either (a) a single sum payment, or (b) annual or more frequent periodic installments over a period of the lesser of thirty years or the joint life expectancy of the participant and his beneficiary (where applicable), as determined by the Employee Benefits Committee (the Committee).

Investment Programs

During 1994, the Plan allowed participants to direct the investment of their accounts by selecting among four investment alternatives:

    - A fund comprised primarily of the common stock of the Company;

    - A managed guaranteed investment contract (GIC) fund which invests in fixed income securities;

    - A basic value fund composed primarily of common stocks;

    - A capital fund composed of stocks and bonds;

During 1995, the Plan added the following two investment options in addition to those listed above:

    - A special value fund composed of stocks and bonds; and

    - A global allocation fund composed primarily of common stocks and fixed income securities of both domestic and foreign companies.

Except for the Birmingham Steel Corporation stock fund, the investment funds are managed by the trustee of the Plan, Merrill Lynch Trust Company, or by an affiliate of the trustee (hereinafter referred to as the Trustee). All assets held in the investment funds, including Birmingham Steel Corporation common stock, were purchased in the open market and are held by the Trustee.

Loans

The Plan allows Participants to borrow up to one-half of their total vested account balance up to a maximum of $50,000. Loans may be repaid over terms up to five years (fifteen years for loans used to purchase residential property) and include a reasonable rate of interest.

2. Summary of Accounting Policies

Investments

Investments in common stock and mutual funds are stated at their quoted market values. Other investments are stated at cost, which approximates market values. Investment transactions are recorded as of the trade date. Cost of common stock and mutual fund shares is determined by the specific identification method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

At December 31, 1995, approximately 9% of the Plan's assets are invested in the common stock of the Company and approximately 82% of such assets are comprised of investments in mutual funds managed by the Trustee. The six investment options offered to participants are designed to provide each participant the opportunity to diversify the investment of their accounts. Although the Committee has no involvement in the investment transactions of the mutual funds, the Committee periodically monitors the investment performance of the funds and may, pursuant to the provisions of the Plan agreement, elect to change the Plan's investment programs and/or the trustee at any time.

At December 31, 1995, approximately 5% of the Company's labor force is employed under a collective bargaining agreement.

3. Investments

Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 1995 and 1994 are as follows:

                                                        1995
                                 ----------------------------------------------
Name of Issuer and Title             Shares       Market Value        Cost
- -------------------------------------------------------------------------------

Birmingham Steel Corporation
   common stock                      250,871      $  3,731,712     $ 4,938,477
Merrill Lynch Retirement
   Preservation Trust             19,438,272        19,438,272      19,438,272
Merrill Lynch Basic Value
  Fund                               240,717         6,814,699       5,584,200
Merrill Lynch Capital Fund           243,902         7,451,220       6,735,218


                                                        1994
                                 ----------------------------------------------
Name of Issuer and Title             Shares        Market Value        Cost
- -------------------------------------------------------------------------------

Birmingham Steel Corporation
   common stock                       190,821     $  3,816,425    $  4,010,607
Merrill Lynch Retirement
   Preservation Trust              12,615,375       12,615,375      12,615,375
Merrill Lynch Basic Value
  Fund                                157,113        3,511,486       3,340,400
Merrill Lynch Capital Fund            152,732        3,925,221       4,059,560


Net (depreciation) appreciation in fair value of investments for the years ended December 31, 1995 and 1994, including securities sold during the year, was as follows:

                                                      1995            1994
                                                  -----------------------------

Birmingham Steel Corporation common stock         $(1,146,101)    $(1,059,514)
Mutual funds                                        2,238,152        (501,790)
                                                  -----------------------------
                                                  $ 1,092,051     $(1,561,304)
                                                  =============================


4. Investment Programs

Net assets available for benefits and changes in net assets available for benefits at December 31, 1995 and 1994, and for the years then ended, for each of the Plan's investment programs are as follows:

                              Stock         GIC        Basic      Capital      Special     Global       Loan
                              Fund         Fund        Fund         Fund         Fund       Fund        Fund         Total
                           ----------   -----------  ----------  ----------   ---------  ----------  ------------  ------------
 December 31, 1995
 Investments               $3,731,712   $19,438,272  $6,814,699  $7,451,220   $ 138,112  $  252,453  $          -   $37,826,468
 Receivables:
   Employer
    contributions              69,089       612,836     136,969     140,518      10,782      16,167             -       986,361
   Employee
    contributions              39,600       254,628      72,533      76,190       4,684       6,964             -       454,599
   Employee loans                   -             -           -           -           -           -     2,924,907     2,924,907
   Accrued interest                 -         7,596           -           -           -           -             -         7,596
                           ----------   -----------  ----------  ----------   ---------  ----------  ------------  ------------
                              108,689       875,060     209,502     216,708      15,466      23,131     2,924,907     4,373,463
Cash and cash
 equivalents                   11,306             -           -           -           -           -             -        11,306
Benefits payable               (5,716)      (39,012)    (10,956)    (11,475)       (186)       (288)       (5,374)      (73,007)
                           ----------   -----------  ----------  ----------   ---------  ----------  ------------  ------------
 Net assets available
  for benefits             $3,845,991   $20,274,320  $7,013,245  $7,656,453   $ 153,392  $  275,296    $2,919,533   $42,138,230
                           ==========   ===========  ==========  ==========   =========  ==========  ============  ============


                              Stock        GIC         Basic       Capital       Loan
                               Fund        Fund        Fund          Fund        Fund         Total
                            ----------  -----------  ----------  ----------   -----------   -----------

December 31, 1994
 Investments                $3,816,425  $12,615,375  $3,511,486  $3,925,221   $        -    $23,868,507
 Receivables:
   Employer
    contributions              225,024    1,458,054     334,860     411,873            -      2,429,811
   Employee
    contributions               59,501      352,608      95,685     119,094            -        626,888
   Employee loans                    -            -           -           -    2,046,534      2,046,534
   Accrued interest                  -        3,568           -           -            -          3,568
                            ----------  -----------  ----------  ----------   -----------   -----------
                               284,525    1,814,230     430,545     530,967    2,046,534      5,106,801
Cash and cash
 equivalents                     1,659            -           -           -            -          1,659
                            ----------  -----------  ----------  ----------   -----------   -----------
 Net assets available
  for benefits              $4,102,609  $14,429,605  $3,942,031  $4,456,188   $2,046,534    $28,976,967
                            ==========  ===========  ==========  ==========   ==========    ===========



                              Stock         GIC           Basic        Capital       Special      Global      Loan
                               Fund         Fund          Fund          Fund          Fund         Fund       Fund        Total
                             ----------   -----------   ----------   ----------   ----------   ----------  ----------  ------------

 Net assets available
  for benefits as of
  December 31, 1993          $3,379,252   $12,309,793   $3,571,249   $4,045,560   $       -    $       -   $1,565,325  $ 24,871,179
 Investment
  income (loss)              (1,013,236)      691,819       72,170       38,141           -            -       92,362      (118,744)
 Contributions                  533,331     3,325,939      914,866    1,089,649           -            -            -     5,863,785
 Fund transfers               1,245,783      (896,595)    (411,007)    (452,860)          -            -      514,679             -
 Payments to
   participants                 (42,521)   (1,001,351)    (205,247)    (264,302)          -            -     (125,832)   (1,639,253)

 Net assets available
  for benefits as of         ----------   -----------   ----------   ----------  ----------   ----------  -----------  ------------
  December 31, 1994           4,102,609    14,429,605    3,942,031    4,456,188           -            -    2,046,534    28,976,967

 Investment
  income (loss)              (1,056,670)    1,086,270    1,562,321    1,712,192      13,592       31,686      164,968     3,514,359
 Contributions                  587,714     4,545,158    1,357,054    1,516,476      98,996      186,626            -     8,292,024
 Fund transfers                 604,442    (1,409,639)    (177,106)    (224,685)     53,545       76,739    1,076,704             -
 Payments to
  participants                 (392,104)   (2,676,325)    (751,584)    (787,170)    (12,741)     (19,755)    (368,673)   (5,008,352)
 Transfers from AS&W                  -     4,299,251    1,080,529      983,452           -            -            -     6,363,232

 Net assets available
  for benefits as of         ----------   -----------   ----------   ----------  ----------   ----------   ----------  ------------
  December 31, 1995          $3,845,991   $20,274,320   $7,013,245   $7,656,453  $  153,392    $ 275,296   $2,919,533  $ 42,138,230
                             ==========   ===========   ==========   ==========  ==========   ==========   ==========  ============


5. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service approving its exemption from federal income taxes under the provisions of Internal Revenue Code (IRC) Section 501(a) as a qualified plan under IRC
Section 401(a). Once qualified, the Plan is required to operate in conformity with the IRC to retain its qualified status. The Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. Transactions with Parties-In-Interest

During the years ended December 31, 1995 and 1994, the Plan received $89,431 and $45,364, respectively, in cash dividends on common stock of the Company held by the Plan. The Trustee executed all investment transactions for the years ended December 31, 1995 and 1994. The Company has paid all administrative expenses of the Plan, including legal, accounting and trustee fees.

7. Plan Termination

Although management has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Securities Act of 1974. In the event of Plan termination, participants will become 100% vested in their accounts in accordance with the provisions of the Plan.

8. Accounts of Terminated Employees

Under the provisions of the Plan, the individual accounts of terminated employees may remain in the Plan until a break in service, as defined, occurs. The accounts of such employees share in the allocation of investment income but are not allocated a share of annual Company contributions. Once such employees experience a break in service, the vested portion of their accounts will be paid in accordance with the provisions of the Plan. At December 31, 1995 and 1994, approximately $194,000 and $420,000 of the net assets of the Plan were allocated to terminated employees. These amounts are included in net assets available for benefits in the accompanying financial statements, however, they are reported as liabilities in the Plan's Form 5500.

9. Sale of the Bolt Division

In March 1995, the Company divested its Bolt division. Accordingly, participants who were employees of the Bolt division became 100% vested. Distributions to such individuals have been included in benefit payments.


                    Birmingham Steel Corporation 401(k) Plan

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1995


                                  Number of      Cost Basis     Current Value
                                  Shares or     of Investment   of Investment
                                  Principal       at End of       at End of
Name of Issuer and Title            Amount         Period          Period
- ----------------------------------------------------------------------------

Investments:
Birmingham Steel Corporation
common stock*                         250,871   $  4,938,477    $  3,731,712
Merrill Lynch Retirement
Preservation Trust*                19,438,272     19,438,272      19,438,272
Merrill Lynch Basic Value
Fund*                                 240,717      5,584,200       6,814,699
Merrill Lynch Capital Fund*           243,902      6,735,218       7,451,220
Merrill Lynch Special Value
Fund *                                  8,077        130,242         138,112
Merrill Lynch Global
Allocation Fund *                      18,188        243,475         252,453
Employee loans to be repaid
over terms up to five years
(fifteen years for loans used
to purchase residential
property) and include a
reasonable rate of interest                        2,924,907       2,924,907
                                                ------------    ------------
                                                $ 39,994,791    $ 40,751,375
                                                ============    ============

* Indicates party-in-interest to the Plan.



                                   Birmingham Steel Corporation 401(k) Plan

                                Item 27d - Schedule of Reportable Transactions

                                         Year ended December 31, 1995

                                                                                                     Current Value
                                                     Number of                                        of Asset on
                                        Number of    Shares or    Purchase     Selling      Cost      Transaction     Net Gain
Name of Issuer and Title              Transactions   Face Value    Price        Price      of Asset       Date         (Loss)
                                      ------------  ------------ -----------  ---------- ----------- -------------    ---------
- -------------------------------

Birmingham Steel Corporation
common stock
Purchases                                 221           109,552  $ 1,784,082   $       -   $        -   $1,784,082  $        -
Sales                                     112            49,502            -     722,694      856,212      722,694    (133,518)

Merrill Lynch Retirement
Preservation Trust
Purchases                                 413        12,163,476   12,163,476           -            -   12,163,476           -
Sales                                     280         5,340,579            -   5,340,579    5,340,579    5,340,579           -

Merrill Lynch Basic Value Fund
Purchases                                 244           140,362    3,499,656           -            -    3,499,656           -
Sales                                     180            56,758            -   1,457,643    1,255,856    1,457,643     201,787

Merrill Lynch Capital Fund
Purchases                                 252           139,720    3,988,050           -            -    3,988,050           -
Sales                                     188            48,550            -   1,418,050    1,312,392    1,418,050     105,658






Consent of Ernst & Young, LLP, Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-23563) pertaining to the Birmingham Steel Corporation 401(k) Plan of our report dated May 17, 1996, with respect to the financial statements and schedules of the Birmingham Steel Corporation 401(k) Plan included in this Annual

Report (Form 11-K) for the year ended December 31, 1995.

                           Ernst & Young, LLP
                           ------------------
                           Ernst & Young, LLP

Birmingham, Alabama
June 26, 1996


                  SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1923, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       June 27, 1996

            BIRMINGHAM STEEL CORPORATION
            401(K) PLAN

            by:   Birmingham Steel Corporation

            James S. Rogers II
            ---------------------------------
            James S. Rogers II-Member of the
            Employee Benefits Committee of
            the Plan and Vice President,
            Human Resources